Exhibit 99.69

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Financial Statements
For the Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim consolidated financial statements of Grandview Gold Inc. (A Development Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the May 31, 2010 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the period end unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the period end unaudited interim consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the period end unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Management's Report on Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting – Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at November 30, 2010.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at November 30, 2010.

Notice to Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

(signed)	(signed)

Paul T. Sarjeant	Ernest Cleave
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
January 14, 2011

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	November 30,	May 31,
(Unaudited)	2010	2010
Assets
Current assets
Cash and cash equivalents	$993,568	$1,432,824
Short-term investments	25,163	25,037
HST and sundry receivable	46,058	26,416
Prepaid expenses	7,497	12,876
	1,072,286	1,497,153
Reclamation bond (Note 5)	13,477	13,699
Mining interests (Note 6)	4,356,866	4,149,771
	$5,442,629	$5,660,623
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$27,070	$89,284
Asset retirement obligation	13,477	13,699
	40,547	102,983

Shareholders' equity	5,402,082	5,557,640
	$5,442,629	$5,660,623

Nature of operations and going concern (Note 1)
Subsequent event (Note 15)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Six Months Ended		exploration
	November 30,		November 30,		stage (March
(Unaudited)	2010	2009	2010	2009	26, 2004)

Expenses
Share-based payments	$-	$-	$-	$368,500	$4,479,616
Investor relations, business development and reporting issuer maintenance costs	26,238	15,683	39,747	33,076	1,942,910
Professional fees	10,996	47,976	42,165	90,414	1,408,163
Management services (Note 12)	27,750	23,250	55,500	43,250	1,497,440
Office and administration	19,271	13,311	28,770	25,245	767,015
Exploration evaluation expenses	4,075	7,589	6,469	7,649	31,354
Flow-through interest expense	-	-	-	-	188,801
Bad debt	-	-	-	-	1,235

	88,330	107,809	172,651	568,134	10,316,534

Loss before the under noted	(88,330)	(107,809)	(172,651)	(568,134)	(10,316,534)
Interest income	363	130	426	(2,585)	89,149
Write-down of marketable securities	-	-	-	-	(25,000)
Write-off of mineral properties	-	-	-	-	(6,431,718)
Impairment of mineral properties	-	-	-	-	(1,557,112)
Forgiveness of debt	-	-	-	-	35,667
Failed merger costs	-	-	-	-	(170,000)

Loss before income taxes	(87,967)	(107,679)	(172,225)	(570,719)	(18,375,548)
Future income tax recovery	-	-	-	-	1,675,990

Net loss and comprehensive loss for the period	$(87,967)	$(107,679)	$(172,225)	$(570,719)	$(16,699,558)

Basic loss per share (Note 10)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Diluted loss per share (Note 10)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Accumulated Deficit
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Six Months Ended		exploration
	November 30,		November 30,		stage (March
(Unaudited)	2010	2009	2010	2009	26, 2004)

Accumulated Deficit
Balance at beginning of period	$(20,045,839)	$(19,544,218)	$(19,961,581)	$(19,081,178)	$(3,434,248)
Net loss for the period	(87,967)	(107,679)	(172,225)	(570,719)	(16,699,558)

Balance at end of period	$(20,133,806)	$(19,651,897)	$(20,133,806)	$(19,651,897)	$(20,133,806)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

		Shares to		Contributed	Accumulated
(Unaudited)	Share Capital	be Issued	Warrants	Surplus	Deficit	Total

At May 31, 2008	$14,202,266	$-	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520

Mineral property acquisition	10,800	-	-	-	-	10,800
Private placement	416,666	-	-	-	-	416,666
Cost of issue - cash laid out	(47,833)	-	-	-	-	(47,833)
Cost of issue - broker warrants valuation	(30,666)	-	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-	-	-	(120,833)
Warrants expired	-	-	(2,569,432)	2,569,432	-	-
Net loss for the year	-	-	-	-	(7,887,918)	(7,887,918)

At May 31, 2009	14,430,400	-	1,203,804	7,359,376	(19,081,178)	3,912,402
Share-based payments	-	-	-	449,491	-	449,491
Exercise of warrants	16,667	-	-	-	-	16,667
Fair value of warrants exercised	15,333	-	(15,333)	-	-	-
Mineral property acquisition	67,000	-	-	-	-	67,000
Private placement	2,000,000	-	-	-	-	2,000,000
Cost of issue - cash laid out	(36,392)	-	-	-	-	(36,392)
Cost of issue - broker warrant valuation	(1,440,000)	-	1,440,000	-	-	-
Debt conversion	28,875	-	-	-	-	28,875
Warrants expired	-	-	(1,173,138)	1,173,138	-	-
Net loss for the year	-	-	-	-	(880,403)	(880,403)

At May 31, 2010	$15,081,883	$-	$1,455,333	$8,982,005	$(19,961,581)	$5,557,640
Net loss for the period	-	-	-	-	(172,225)	(172,225)
Fair value of warrants exercised	-	32,000	(15,333)	-	-	16,667

At November 30, 2010	$15,081,883	$32,000	$1,440,000	$8,982,005	$(20,133,806)	$5,402,082

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Six Months Ended		exploration
	November 30,		November 30,		stage (March
(Unaudited)	2010	2009	2010	2009	26, 2004)

Cash flows from operating activities
Net loss for the period	$(87,967)	$(107,679)	$(172,225)	$(570,719)	$(16,699,558)
Items not involving cash:
Write-down of marketable securities	-	-	-	-	25,000
Debt conversion	-	-	-	-	(6,792)
Write-off of bad debts	-	-	-	-	1,235
Share-based payments	-	-	-	368,500	4,479,616
Future income tax recovery	-	-	-	-	(1,675,990)
Accrued interest income	(63)	-	(126)	-	(44,066)
Write-off of mineral properties	-	-	-	-	6,431,718
Impairment of mineral properties	-	-	-	-	1,557,112
Changes in non-cash working capital items:
GST and sundry receivable	(5,940)	(2,738)	(19,642)	(7,115)	(45,568)
Prepaid expenses	5,280	(20,926)	5,379	(16,959)	(7,497)
Due from a related party	-	-	-	-	90,000
Accounts payable and accrued liabilities	(51,543)	250,586	(62,214)	280,138	33,240

Cash flows used in operating activities	(140,233)	119,243	(248,828)	53,845	(5,861,550)

Cash flows from financing activities
Loans from related parties	-	-	-	-	(28,594)
Share/warrant issuance	16,667	16,667	16,667	16,667	20,085,544
Cost of issuance	-	-	-	-	(1,812,701)
Proceeds from loan	-	-	-	-	175,000
Repayment of loan	-	-	-	-	(75,000)

Cash flows provided by financing activities	16,667	16,667	16,667	16,667	18,344,249

Cash flows from investing activities
Purchase of reclamation bond	-	-	-	-	(13,090)
Redemption (purchase) of short term investments	-	(25,000)	-	382,493	18,903
Exploration advances	-	-	-	-	-
Expenditures on mining interests	(108,956)	(227,820)	(207,095)	(351,854)	(11,404,944)
Due from a related party	-	-	-	-	(90,000)

Cash flows provided by (used in) investing activities	$(108,956)	$(252,820)	$(207,095)	$30,639	$(11,489,131)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows - Continued
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Six Months Ended		exploration
	November 30,		November 30,		stage (March
(Unaudited)	2010	2009	2010	2009	26, 2004)

Change in cash and cash equivalents during the period	$(232,522)	$(116,910)	$(439,256)	$101,151	$993,568

Cash and cash equivalents, beginning of period	1,226,090	324,654	1,432,824	106,593	-

Cash and cash equivalents, end of period	993,568	$207,744	$993,568	$207,744	$993,568

Supplemental Schedule of Non-cash Transactions
Share issuance included in mining interest	$-	$-	$-	$-	$630,875
Warrant issuance included in mining interest	$-	$-	$-	$-	$184,750
Share-based payments included in mining interest	$-	$-	$-	$-	$111,475
Interest paid	$-	$-	$-	$-	$45,159

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Six Months Ended		exploration
	November 30,		November 30,		stage (March
(Unaudited)	2010	2009	2010	2009	26, 2004)

Red Lake Gold Camp, Ontario, Canada
Balance, beginning of period	$3,875,320	$3,511,576	$3,873,967	$3,442,793	$-

Drilling, assays and related field work	-	195,595	-	264,378	3,202,798
Property acquisition and holding costs	-	-	1,353	-	672,522

	-	195,595	1,353	264,378	3,875,320

Balance, end of period	$3,875,320	$3,707,171	$3,875,320	$3,707,171	$3,875,320

Guilianita Property, Peru
Balance, beginning of period	$372,590	$55,251	$275,804	$-	$-

Drilling, assays and related field work	66,264	22,340	123,864	35,922	358,736
Project administration and general	42,692	-	81,878	-	81,878
Property acquisition and holding costs	-	9,885	-	51,554	40,932

	108,956	32,225	205,742	87,476	481,546

Balance, end of period	$481,546	$87,476	$481,546	$87,476	$481,546

Total	$4,356,866	$3,794,647	$4,356,866	$3,794,647	$4,356,866

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of Operations and Going Concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook effective March 26, 2004 onward.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), as applicable to a going concern entity which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of a mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. Accordingly, the unaudited interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited interim consolidated financial statements.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management expects that the Company, based upon the underlying value of its exploration projects, will be able to secure the necessary financing to meet the Company’s requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful.

2.	Accounting Policies

The unaudited interim financial statements have been prepared by the Company in accordance with GAAP. The preparation of the unaudited interim consolidated financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements except as noted below. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended May 31, 2010, since they do not contain all disclosures required by GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective unaudited interim periods presented.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

2.	Accounting Policies (Continued)

Future Accounting Pronouncements

International Financial Reporting Standards [“IFRS”]

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

3.	Capital Management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. The Company considers its capital to be equity, comprising share capital, warrants, contributed surplus and accumulated deficit which at November 30, 2010 totaled $5,402,082 (May 31, 2010 -$5,557,640).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is frequently provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three and six months ended November 30, 2010. The Company is not subject to externally imposed capital requirements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk Factors

The Company’s significant mineral properties are Red Lake Gold Camp, Ontario, Canada and Guilianta Property, Peru (called the "Properties"). A full description of these properties may be found in Note 7 of the May 31, 2010 audited consolidated financial statements.

Unless the Company acquires or develops additional significant properties, the Company will be solely dependent upon these Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Fair Value

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents and short-term investments. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP. Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level two includes inputs that are observable other than quoted prices included in level one. Level three includes inputs that are not based on observable market data.

	Level One	Level Two	Level Three

Cash and cash equivalents	$993,568	$-	$-
Short-term investments	$25,163	$-	$-
Reclamation bond	$13,477	$-	$-

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk Factors (continued)

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, HST and sundry receivable and due from a related party. Cash and cash equivalents are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Financial instruments included in HST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. HST and sundry receivable and due from a related party are in good standing as of November 30, 2010. Management believes that the credit risk concentration with respect to financial instruments included in HST and sundry receivable and due from a related party is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at November 30, 2010, the Company had a cash and cash equivalents and short term investments balance of $1,018,731 (May 31, 2010 - $1,457,861) to settle current liabilities of $27,070 (May 31, 2010 - $89,284). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

Market risk is the risk of loss that may arise from changes in interest rates, foreign exchange rates and commodity prices.

(a)	Interest Rate Risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by the Company's Canadian chartered bank. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its bank.

(b)	Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(c)	Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold to determine the appropriate course of action to be taken by the Company.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk Factors (continued)

Sensitivity Analysis

The Company has, for accounting purposes, designated its cash and cash equivalents as held for trading, which is measured at fair value. HST and sundry receivable and due from a related party are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair value.

As of November 30, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three and six month period:

(i)

Short term investments are subject to floating interest rates. As at November 30, 2010, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the three and six months ended November 30, 2010 would have been approximately $63 and $125 higher/lower respectively, as a result of lower/higher interest income from short-term investments. As at November 30, 2010, reported shareholders' equity would have been approximately $63 and $125 lower/higher respectively as a result of lower/higher interest income from short-term investments.

(ii)	The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of November 30, 2010, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Reclamation Bond

The Company has posted reclamation bonds for its mining projects, as required by the United States, Department of the Interior Bureau of Land Management, to secure clean-up costs, if any, on projects that are abandoned or closed.

6.	Mining Interests

On a quarterly basis, management of the Company reviews exploration expenditures to ensure mining interests include only costs and projects that are eligible for capitalization.

For a description of mining interests, refer to Note 7 of the audited financial statements as at May 31, 2010.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

7.	Share Capital

(a) Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non- participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

(b) Issued

	Number
	of
	shares	Amount

Balance, May 31, 2004 and March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

7.	Share Capital (Continued)

(b) Issued (Continued)

	Number
	of
	shares	Amount

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Flow-through cost of issue	-	(563,472)

Balance, May 31, 2007	24,841,890	$11,019,703
Private placement	11,169,000	4,950,150
Warrant valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)
Flow-through cost of issue	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)
Flow-through cost of issue	-	(120,833)

Balance, May 31, 2009	44,652,098	$14,430,400
Mineral property acquisition	750,000	67,000
Debt conversion	360,937	28,875
Exercise of warrants - cash	333,333	16,667
Exercise of warrants - valuation	-	15,333
Private placement	26,666,665	2,000,000
Cost of issue - cash	-	(36,392)
Cost of issue - broker warrant valuation	-	(1,440,000)

Balance, May 31, 2010 and November 30, 2010	72,763,033	$15,081,883

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

8.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	$1.63
Issued	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	$1.18
Issued	5,853,480	0.62
Issued	73,937	0.65
Exercised	(147,875)	0.45

Balance, May 31, 2008	12,361,125	$0.92
Expired	(6,307,645)	(1.18)
Issued	666,666	0.05

Balance, May 31, 2009	6,720,146	$0.59
Expired	(6,053,480)	(0.60)
Issued	26,666,665	0.12
Exercised	(333,333)	(0.05)

Balance, May 31, 2010	26,999,998	$0.12
Exercised	(333,333)	(0.05)

Balance, November 30, 2010	26,666,665	$0.12

During the quarter ended November 30, 2010, 333,333 warrants were exercised. The underlying shares, with a value of $32,000, remain to be issued.

The following are the warrants outstanding at November 30, 2010:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price

26,666,665	$ 1,440,000	$ 0.12	December 3, 2011

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.	Stock Options

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00

Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55

Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19

Balance, May 31, 2007	2,850,000	$1.22
Granted	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38

Balance, May 31, 2008	4,575,000	$0.89
Cancelled	(175,000)	0.68

Balance, May 31, 2009	4,400,000	$0.90
Granted	4,250,000	0.15
Expired	(1,375,000)	0.75
Forfeited	(1,400,000)	0.93

Balance, May 31, 2010	5,875,000	$0.38
Cancelled	(225,000)	(0.15)

Balance, November 30, 2010	5,650,000	$0.39

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.	Stock Options (Continued)

The following are the stock options outstanding and exercisable at November 30, 2010:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Expiry Date	of Options	life	exercise price	of options	exercise price

April 3, 2011	250,000	0.34	$1.80	250,000	$1.80
December 9, 2014	900,000	4.03	0.15	900,000	0.15
September 27, 2012	1,825,000	1.83	0.68	1,825,000	0.68
June 23, 2014	2,675,000	3.56	0.15	2,675,000	0.15

	5,650,000	2.93 years	$0.39	5,650,000	$0.39

10.	Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

	Three Months Ended		Six Months Ended
	November 30,		November 30,
	2010	2009	2010	2009

Numerator for basic loss per share	$(87,967)	$(107,679)	$(172,225)	$(570,719)

Numerator for diluted loss per share	$(87,967)	$(107,679)	$(172,225)	$(570,719)

Denominator:
Weighted average number of common shares - basic	72,763,033	44,843,606	72,763,033	44,748,902

Weighted average number of common shares - diluted	72,763,033	44,843,606	72,763,033	44,748,902

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

11.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2009 - same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for loss for the periods presented also represent segment amounts.

The Company operates in two geographic segments for the three and six months ended November 30, 2010, and year ended May 31, 2010 as follows.

	November 30,	May 31,
	2010	2010

Canada	$5,188,864	$5,372,915
Peru	253,765	287,708

Total assets	$5,442,629	$5,660,623

12.	Related Party Transactions Not Disclosed Elsewhere

i)

For the three and six months period ended November 30, 2010, $37,500 and $75,000 (three and six months ended November 30, 2009 - $37,500 and $75,000, respectively) was paid to the President and CEO of the Company for consulting services. Included in this amount was $37,500 (three and six months ended November 30, 2009 - $26,250 and 52,750, respectively) capitalized to mining interests.

ii)

For the three and six months period ended November 30, 2010, $15,000 and $24,000 respectively (three and six months ended November, 2009 - $12,000 and $21,000, respectively) in consulting fees was also paid or accrued to the Chief Financial Officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)

13.	Differences Between Canadian GAAP and US GAAP

The Company's unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(j) in the fiscal 2010 consolidated financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the consolidated financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share- Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

For the three and six months ended November 30, 2010, 2009, and 2008, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the three and six months ended November 30, 2010, 2009, and 2008. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the annual consolidated financial statements for May 31, 2010, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for- sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP.

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow- through share investors (see Note 12 of the annual consolidated financial statements for May 31, 2010). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Had the Company's consolidated balance sheets as at November 30, 2010 and May 31, 2010 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

	November 30, 2010	May 31, 2010

Assets
Current assets
Cash	$993,568	$1,432,824
Short term investments	25,163	25,037
GST and sundry receivable	46,058	29,719
Prepaid expenses	7,497	12,876
Due from a related party	2,929	-

	1,075,215	1,500,456

Reclamation bond	13,477	13,699
Mineral property rights	713,454	712,101

	$1,802,146	$2,226,256

Liabilities
Current liabilities
Accounts payable	$27,068	$7,835
Accrued liabilities	-	81,449

	27,068	89,284
Asset retirement obligation	13,477	13,699

	40,545	102,983

Shareholders' Equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	16,757,873	16,757,873
Shares to be issued	32,000	-
Additional paid in capital	4,390,914	4,390,914
Warrants	1,440,000	1,455,333
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred share-based payments	4,591,091	4,591,091
Deficit accumulated before change to an exploration stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(21,991,029)	(21,612,690)

	1,761,601	2,123,273

	$1,802,146	$2,226,256

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date
	Six Months Ended November 30,			of inception
	2010	2009	2008	("March 26, 2004")

Expenses
General exploration	$212,583	$307,949	$360,718	$9,503,929
Management services	55,500	411,750	113,077	5,281,861
Investor relations, business development and reporting issuer maintenance costs	39,747	33,076	39,347	1,986,808
Write-off of bad debts	-	-	-	1,235
Professional fees	42,165	90,414	64,257	1,265,809
Office and administration	28,770	25,245	16,416	697,908
Flow-through interest expense	-	-	-	188,801
Gain on forgiveness of debt	-	-	-	(35,667)
Failed merger costs	-	-	-	170,000

Loss before the under noted	(378,765)	(868,434)	(593,815)	(19,060,684)
Interest income	426	(2,334)	5,304	104,597
Write-off mineral property rights	-	-	-	(90,144)

Net loss for the period	(378,339)	(870,768)	(588,511)	(19,046,231)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(25,000)

Comprehensive loss for the period	$(378,339)	$(870,768)	$(588,511)	$(19,071,231)

Loss per common share
Basic	$(0.01)	$(0.02)	$(0.02)
Diluted	$(0.01)	$(0.02)	$(0.02)

Comprehensive loss per common share
Basic	$(0.01)	$(0.02)	$(0.02)
Diluted	$(0.01)	$(0.02)	$(0.02)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP

Common shares before change to a exploration stage company and
as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)

Balance, May 31, 2007	24,841,890	$12,314,605

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

		Amount
		Under
Common Shares (continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	11,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)

Balance, May 31, 2009	44,652,098	$16,106,390
Private placement	26,666,665	2,000,000
Cost of issue - cash	-	(36,392)
Mineral property acquisition	750,000	67,000
Debt conversion	360,937	28,875
Exercise of warrants - valuation	-	15,333
Exercise of warrants - cash	333,333	16,667
Cost of issue - broker warrants valuation	-	(1,440,000)

Balance, May 31, 2010 and November 30, 2010	72,763,033	$16,757,873

Other changes in shareholders' equity are presented as follows:

Additional Paid in Capital
Balance from inception and as of May 31, 2004 and 2005	$25,000
Expired warrants	173,388
Balance, May 31, 2006	$198,388
Expired warrants	449,956
Balance, May 31, 2007 and May 31, 2008	$648,344
Expired warrants	2,569,432
Balance, May 31, 2009	$3,217,776
Expired warrants	1,173,138
Balance, May 31, 2010 and November 30, 2010	$4,390,914

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008	$3,742,570
Issued	30,666
Expired	(2,569,432)

Balance, May 31, 2009	$1,203,804
Issued	1,440,000
Exercised	(15,333)
Expired	(1,173,138)

Balance, May 31, 2010	$1,455,333
Exercised	(15,333)

Balance, November 30, 2010	$1,440,000

Cumulative Adjustments to Marketable Securities
Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)
Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)
Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)
Balance, March 26, 2004	$(300,305)
Comprehensive loss items	(15,234)
Balance, May 31, 2004, 2005 and 2006	$(315,539)
Comprehensive loss items	(9,766)
Balance, May 31, 2007	$(325,305)
Comprehensive loss items	-
Balance, May 31, 2008, 2009, 2010 and November 30, 2010	$(325,305)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Deferred Share-Based Payments
Balance, May 31, 2004	$-
Vesting of stock options	775,613
Balance, May 31, 2005	$775,613
Vesting of stock options	573,700
Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687
Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600
Balance, May 31, 2008 and 2009	$4,141,600
Vesting of stock options	449,491
Balance, May 31, 2010 and November 30, 2010	$4,591,091

Deficit Accumulated During the Exploration Stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	$(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	$(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	$(5,427,407)
Net loss	(6,052,723)

Balance, May 31, 2007	$(11,480,130)
Net loss	(6,157,896)

Balance, May 31, 2008	$(17,638,026)
Net loss	(2,586,978)

Balance, May 31, 2009	$(20,225,004)
Net loss	(1,387,686)

Balance, May 31, 2010	$(21,612,690)
Net loss	(378,339)

Balance, November 30, 2010	$(21,991,029)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

The Company's statements of cash flows under US GAAP are as follows:

Statements of Cash Flows
				Cumulative
				from date
	Six Months Ended November 30,			of inception
	2010	2009	2008	("March 26, 2004")

Cash flows from operating activities
Net loss for the period	$(378,339)	$(870,768)	$(588,511)	$(19,046,231)
Items not involving cash:
Forgiveness of debt	-	-	-	(6,792)
Write-off of bad debts	-	-	-	1,235
Share-based payments	-	368,500	-	4,479,616
Accrued Interest income	-	(251)	(2,256)	(59,539)
Write-off of mineral property rights	-	-	-	90,144
Change in non-cash operating working activities:
GST and sundry receivable	(19,642)	(7,115)	32,211	(54,041)
Prepaid expenses	5,379	(16,959)	118,734	(1,827)
Due from a related party	-	-	-	15,099
Accounts payable	19,233	270,888	(37,567)	98,087
Accrued liabilities	(81,449)	9,250	(45,000)	(64,288)

Cash flows used in operating activities	(454,818)	(246,455)	(522,389)	(14,548,537)

Cash flows from financing activities
Repayment of loans from related parties	-	-	-	(28,594)
Share/warrant issuance	16,667	16,667	-	20,085,544
Cost of issue	-	-	-	(1,812,701)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing activities	16,667	16,667	-	18,344,249

Cash flows from investing activities
Purchase of reclamation bond	-	-	-	(13,090)
Redemption (purchase) of short term investments	(126)	382,493	607,874	18,777
Exploration advances	-	-	-	-
Purchase of mineral property rights	(979)	(51,554)	(94,806)	(2,807,832)

Cash flows provided by (used in) investing activities	(1,105)	330,939	513,068	(2,802,145)

Change in cash during the period	(439,256)	101,151	(9,321)	993,567
Cash, beginning of period	1,432,824	106,593	84,856	1

Cash, end of period	$993,568	$207,744	$75,535	$993,568

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended November 30, 2010
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued) Statements of Cash Flows (continued)

				Cumulative
				from date
	Six Months Ended November 30,			of inception
	2010	2009	2008	("March 26, 2004")

Supplemental Schedule of Non-Cash Transaction
Share issuance included in mining interest	$-	$-	$10,800	$563,875
Warrant issuance included in mining interest	$-	$-	$-	$184,750
Share-based payments included in mining interest	$-	$-	$-	$111,475
Interest paid	$-	$-	$-	$45,159

14.	Comparative Figures

Certain prior year figures have been reclassified to conform with the current period financial statement presentation.

15.	Subsequent Event

On January 4, 2011, the Company closed a non-brokered private placement (the "Placement") with the MineralFields Group. The Placement resulted in the issuance by the Company of a total of 8,066,666 flow- through units in the capital of the Company (the “Flow-Through Units”) at a purchase price of $0.075 per Flow- Through Unit for gross proceeds to the Company of $605,000. Each Flow-Through Unit consists of one common share of the Company issued on a flow-through basis and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company on a non-flow-through basis at a price of $0.15 for the first 12 months following issuance and at $0.20 for the second twelve months.

In connection with the Placement, the Company paid eligible persons (the "Finders") a cash fee of 6.0% of the gross proceeds raised through each Finder under the Offering and also issued finder's warrants (each a "Finder's Warrant") equal to 7.5% of the total number of Flow-Through Units placed by such Finders. Each Finder's Warrant entitles the holder to acquire one unit (each a "Finder's Unit" and collectively the "Finder's Units") with each Finder's Unit being comprised of one common share of the Company on a non-flow-though basis and one-half of one Warrant on the same terms as above, expiring December 31, 2012. On closing, the Company paid $36,300 in cash fees to the Finders and issued 604,999 Finder's Warrants to the Finders. In addition, the Company also paid a cash diligence fee of $10,255 in connection with the Placement.